Preliminary Pricing Supplement (To Prospectus dated July 19, 2013, the Prospectus Supplement dated July 19, 2013 And the Index Supplement dated July 19, 2013)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-190038 January 2, 2014

The information in this preliminary pricing supplement is not complete and may be changed.   This preliminary pricing supplement and the accompanying prospectus, prospectus supplement and index supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

US$

PRINCIPAL AT RISK FLOATING RATE NOTES DUE JANUARY 24, 2024 LINKED TO CHANGES IN THE CONSUMER PRICE INDEX

Principal Amount:	US$	Issuer:	Barclays Bank PLC
Issue Price:	Variable Price Re-Offer	Series:	Global Medium-Term Notes, Series A
Original Issue Date:	January 24, 2014(*)	Original Trade Date:	January 21, 2014(*)
Final Valuation Date:	January 17, 2024(*)(**)	Maturity Date:	January 24, 2024(*)(**)
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.	CUSIP/ISIN:	06741T4B0/US06741T4B07

Payment at Maturity:

For each $1,000 principal amount Note you will receive a cash payment (subject to our credit risk) on the stated Maturity Date, determined as follows:

•                   If the Final Index Level is greater than or equal to the Final Barrier Level: $1,000.

•                   If the Final Index Level is less than the Final Barrier Level: an amount equal to (a) $1,000 plus (b) (i) $1,000 times (ii) Index Return. Accordingly, your payment per $1,000 principal amount Note will be calculated as follows:

$1,000 + [$1,000 × Index Return]

If the Final Index Level declines by more than 50% from the Initial Index Level, you will lose 1.00% of the principal amount of your Note for every 1% that the Final Index Level falls below the Initial Index Level. As such, you will lose some or all of your principal at maturity if the Final Index Level declines from the Initial Index Level by more than 50%.

Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Factors—Issuer Credit Risk” in this preliminary pricing supplement.

[Terms of Note continue on the following page]

Barclays Capital Inc. has agreed to purchase the Notes from us at 100% of the principal amount minus a maximum commission equal to $[30.00] per $1,000 principal amount, or [3.00]%, resulting in a minimum aggregate proceeds to Barclays Bank PLC of $[   ].  Barclays Capital Inc. proposes to offer the Notes from time to time for sale in negotiated transactions, or otherwise, at varying prices to be determined at the time of each sale; provided that, such prices are not expected to be less than $[970.00] or greater than $[1,000] per $1,000 principal amount.  Barclays Capital Inc.  may also use all or a portion of its commissions on the Notes to pay selling concessions or fees to other dealers.  See “The Price You Paid for the Notes May Be Higher than the Prices Paid by Other Investors” below for additional detail.

Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is expected to be between $900.00 and $940.00 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.  We may decide to sell additional Notes after the date of the pricing supplement, at issue prices and with commissions and aggregate proceeds that differ from the amounts set forth above.  In addition, the estimated value of the Notes on the date any additional Notes are traded will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded.  As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may be lower or higher than our estimated value of the Notes on the Original Trade Date, but in no case will be less than $900.00 per Note.

Any payment on the Notes is subject to the creditworthiness of the Issuer and is not guaranteed by any third party. For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Factors—Issuer Credit Risk” in this preliminary pricing supplement.

Investing in the Notes involves a number of risks.  See “Risk Factors” beginning on page S-6 of the prospectus supplement and “Selected Risk Factors” on page PPS–2 below.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or determined that this preliminary pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of Barclays Bank PLC and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Index:

Russell 2000® Index.  The Russell 2000® Index is a subset of the Russell 3000® Index that consists of approximately 2,000 of the smallest companies (based on a combination of their market capitalization and the current index membership) included in the Russell 3000® Index.  The Russell 2000® Index is designed to track the performance of the small capitalization segment of the U.S. equity market. For additional information about the Index, see the information set forth under “Equity Indices— Russell 2000® Index” in the index supplement.

Index Return:	The performance of the Index from the Initial Index Level to the Final Index Level, expressed as a percentage and calculated as follows:
Final Index Level – Initial Index Level
Initial Index Level
Final Index Level:	The Index Level on the Final Valuation Date.
Initial Index Level:	[•], which is the closing level of the Index on the Original Trade Date.
Index Level:

For any Index Business Day, the closing value of the Index published at the regular weekday close of trading on that Index Business Day as determined by the Calculation Agent and displayed on Bloomberg Professional® service page “RTY <Index>“  or any successor page on Bloomberg Professional® service or any successor service, as applicable.  In certain circumstances, the closing value of the Index will be based on the alternate calculation of the Index as described in “Reference Assets — Adjustments Relating to Securities with the Reference Asset Comprised of an Index or Indices” starting on page S-102 of the accompanying prospectus supplement.

Final Barrier Level:	50.00% of the Initial Index Level.
Reference Rate:	Consumer Price Index (the “CPI”). For additional information about the Reference Rate, see the information set under “Reference Assets—Consumer Price Index” in the prospectus supplement.
Interest Rate:	For each Interest Period commencing on or after the Original Issue Date, the interest rate per annum will be equal to the CPI Performance† plus the Spread, subject to the Minimum Interest Rate.
Spread:	2.50%
Minimum Interest Rate:	[0.00]% per annum
Interest Payment Dates:	Payable monthly in arrears on the 24th day of each month, commencing on February 24, 2014 and ending on the Maturity Date.
Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date.  Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date.  The final Interest Period will end on, but exclude, the Maturity Date.

Reference Month:	3 calendar months prior to the month of the Interest Payment Date
Interest Reset Dates:	For any Interest Period commencing on or after the Original Issue Date, the first day of such period.
Business Day Convention/Day Count Fraction:	Following, unadjusted; 30/360
Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Agent:	Barclays Capital Inc.

(*)     Depending on the actual date on which the Notes are priced for sale to the public, which will be the Original Trade Date, any reference in this preliminary pricing supplement to the month in which the Original Issue Date, Final Valuation Date and Maturity Date will occur is subject to change.

(**)  Subject to postponement in the event of a Market Disruption Event.  See “Reference Assets-Equity Securities-Indices-Market Disruption Events Relating to Securities with the Reference Asset Comprised of an Index or Indices of Equity Securities” starting on page S-99 of the accompanying prospectus supplement for additional information on the events that will be deemed to be a Market Disruption Event.  Notwithstanding anything to the contrary in the accompanying prospectus supplement, the Final Valuation Date may be postponed by up to five scheduled trading days due to the occurrence or continuance of a Market Disruption Event on such date.

†     As defined on page S-75 in the accompanying prospectus supplement.  For a description of the calculation of CPI Performance, see “Hypothetical Interest Rate and Interest Payment Calculations” below.

We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offering to which this preliminary pricing supplement relates.  Before you invest, you should read the prospectus dated July 19, 2013, the prospectus supplement dated July 19, 2013, the index supplement date July 19, 2013, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering.  Buyers should rely upon this the prospectus, the prospectus supplement, the index supplement and this preliminary pricing supplement for complete details.  You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov, and you may also access the prospectus and prospectus supplement through the links below:

•                  Prospectus dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295636/d570220df3asr.htm

•                  Prospectus Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295715/d570220d424b3.htm

•                  Index Supplement dated July 19, 2013:

http://www.sec.gov/Archives/edgar/data/312070/000119312513295727/d570220d424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070.

Alternatively, Barclays Capital Inc. or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, the index supplement and final pricing supplement (when completed) and this preliminary pricing supplement if you request it by calling your Barclays Capital Inc. sales representative, such dealer or 1-888-227-2275 (Extension 2-3430).  A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent.  We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

Additional Information Regarding Our Estimated Value of the Notes

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “pricing date”) based on prevailing market conditions on the pricing date, and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates, and our internal funding rates.  Our internal funding rates (which are our internally published borrowing rates based on variables such as market benchmarks, our appetite for borrowing, and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market.  Our estimated value on the pricing date is based on our internal funding rates.  Our estimated value of the Notes may be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the pricing date is expected to be less than the initial issue price of the Notes.  The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

Our estimated value on the pricing date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the pricing date for a temporary period expected to be approximately 12 months after the original issue date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes.  We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes.  The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the original issue date of the Notes based on changes in market conditions and other factors that cannot be predicted.

At our sole option, we may decide to offer additional Notes after the Original Trade Date.  Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in the pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded. As a result of changes in these variables, our estimated value of the Notes on any subsequent trade date may differ significantly from our estimated value of the Notes on the Original Trade Date, but in no case will be less than $900.00.

We urge you to read the “Selected Risk Factors” beginning on page PPS-2 of this preliminary pricing supplement.

You may revoke your offer to purchase the Notes at any time prior to the pricing date.  We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their pricing date.  In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase.  You may also choose to reject such changes in which case we may reject your offer to purchase.

PPS-1

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-6 of the prospectus supplement.  We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  Issuer Credit Risk— The Notes are our unsecured debt obligations, and are not, either directly or indirectly, an obligation of any third party.  Any payment to be made on the Notes, including any principal protection provided at maturity, depends on our ability to satisfy our obligations as they come due.  As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event we were to default on our obligations, you may not receive the principal protection or any other amounts owed to you under the terms of the Notes.

•                  Reference Rate / Interest Payment Risk—The amount of interest payable on the Notes is linked to the CPI Performance, which for each Interest Payment Date is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the “Reference Month”), as described in the prospectus supplement.  For example, since the Reference Month is specified as the third calendar prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in July of any year, the Reference Month would be April, and the amount of interest paid on the Interest Payment Date in July would be calculated using a CPI Performance that reflects the annual percentage change in the CPI from the April of the prior year to April of the year in which the Interest Payment Date occurs.  Because the variable rate paid on the Notes is linked to the CPI Performance, if the CPI decreases, does not increase, or increases only minimally, the amount of interest for any Interest Payment Date may be lower than for any prior Interest Payment Date and could be as little as the Minimum Interest Rate of 0.00%; as a result, the effective interest rate on the Notes and the value of the Notes may be less than the rate on debt securities with the same maturity issued by us or an issuer with a comparable security rating.  In addition, you are assuming the risk that the Bureau of Labor Statistics may change the way in which the CPI is calculated, which changes may impact the CPI Performance used to calculate interest for the Notes and could result in lower or no interest payments.

•                  Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity—While the payment at maturity described in this preliminary pricing supplement is based on the full principal amount of your Notes, the original issue price of the Notes includes the agent’s commission and the cost of hedging our obligations under the Notes through one or more of our affiliates.  As a result, the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC will be willing to purchase Notes from you in secondary market transactions will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest—We and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.  Additionally, the role played by Barclays Capital Inc., as a dealer in the Notes, could present it with significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes.  For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes and such compensation or financial benefit may serve as an incentive to sell these Notes instead of other investments.  We may pay dealer compensation to any of our affiliates acting as agents or dealers in connection with the distribution of the Notes.  Furthermore, we and our affiliates make markets in and trade various financial instruments or products for their own accounts and for the account of their clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products.  These financial instruments and products may include securities, futures, options or other derivative instruments with returns linked or related to changes in the levels of the Reference Rate.  Such market making activities, trading activities and other investment banking and financial services may negatively impact the value of the Notes.  Furthermore, in any such market making, trading activities, and other services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes.  We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities.

•                  Additional Potential Conflicts—As described above, we and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as Calculation Agent and hedging our obligations under the Notes.  In performing these duties, the economic interests of the Calculation Agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

PPS-2

In addition, Barclays Wealth, the wealth management division of Barclays Capital Inc., may arrange for the sale of the Notes to certain of its clients.  In doing so, Barclays Wealth will be acting as agent for Barclays Bank PLC and may receive compensation from Barclays Bank PLC in the form of discounts and commissions.  The role of Barclays Wealth as a provider of certain services to such customers and as agent for Barclays Bank PLC in connection with the distribution of the Notes to investors may create a potential conflict of interest, which may be adverse to such clients.  Barclays Wealth is not acting as your agent or investment adviser, and is not representing you in any capacity with respect to any purchase of Notes by you.  Barclays Wealth is acting solely as agent for Barclays Bank PLC.  If you are considering whether to invest in the Notes through Barclays Wealth, we strongly urge you to seek independent financial and investment advice to assess the merits of such investment.

•                  The Securities are Subject to Small-capitalization Companies Risk — The Russell 2000® Index tracks companies that are considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies, and therefore securities linked to the Russell 2000® Index may be more volatile than an investment linked to an index with component stocks issued by large-capitalization companies.  Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments.   In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel.  Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences.  Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

•                  Potential Return Limited to Any Interest Payments—The return on the Notes, if any, is limited to the monthly interest payments, if any.  You will not participate in any appreciation in the principal amount of your Notes (even though your principal investment on the Notes is subject to loss) regardless of any increase in the Index Level (which may be significant).

•                  Lack of Liquidity—The Notes will not be listed on any securities exchange.  Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily.  Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes.  The Notes are not designed to be short-term trading instruments.  Accordingly, you should be able and willing to hold your Notes to maturity.

•                  Certain Considerations Related to Equity Indices Whose Underlying Constituents are Small Capitalization Stocks—The stocks that constitute the Index are issued by companies with relatively small market capitalization.  The stock prices of smaller companies may be more volatile than stock prices of large capitalization companies. Small capitalization companies may be less able to withstand adverse economic, market, trade and competitive conditions relative to larger companies.  Small capitalization companies are less likely to pay dividends on their stocks, and the presence of a dividend payment could be a factor that limits downward stock price pressure under adverse market conditions.

•                  The Price You Paid for the Notes May Be Higher than the Prices Paid by Other Investors—Barclays Capital Inc. proposes to offer the Notes from time to time for sale to investors in one or more negotiated transactions, or otherwise, at prevailing market prices at the time of sale, at prices related to then-prevailing prices, at negotiated prices, or otherwise.  Accordingly, there is a risk that the price you paid for your Notes will be higher than the prices paid by other investors based on the date and time you made your purchase, from whom you purchased the Notes, any related transaction costs, whether you hold your Notes in a brokerage account, a fiduciary or fee-based account or another type of account and other market factors.

•                  Your Investment May Result in a Loss; You Could Lose Your Entire Principal Investment in the Notes—The Notes do not guarantee any return of principal.  The Notes provide for limited protection (subject to our credit risk) at maturity and only to the extent afforded by the Final Barrier Level.  However, if the Final Index Level declines from the Initial Index Level by more than 50.00%, you will lose an amount equal to 1.00% of the principal amount for every 1.00% that the Final Index Level has fallen below the Initial Index Level.  Moreover, if the Index Level declines to zero, then you will lose your entire investment in the Notes.  Any payment on the Notes, including any principal protection feature, is subject to the creditworthiness of the Issuer and is not guaranteed by any third party.  For a description of risks with respect to the ability of Barclays Bank PLC to satisfy its obligations as they come due, see “Selected Risk Factors—Issuer Credit Risk” in this preliminary pricing supplement.

•                  The Payment at Maturity on Your Notes Will Be Based on the Index Level on the Final Valuation Date, Which Occurs Approximately Ten Years After the Original Issue Date—If the Final Index Level declines from the Initial Index Level by more than 50.00%, you can lose up to your entire principal investment in the

PPS-3

Notes.  The Final Index Level will be based on the closing level of the Index on the Final Valuation Date, which is a date that is approximately ten years following the Original Issue Date.  Because the Payment at Maturity on your Notes, if any, is based solely on the performance of the Index on the Final Valuation Date, your investment in the Notes entails taking a position on the performance of the Index as of a date that occurs approximately ten years after the Original Issue Date.  During this ten year period, a multitude of factors, including, among other things, political, economic, regulatory, environmental and military events, can have a significant impact on the performance of the Index.  Many of these factors and events are unpredictable.  Making accurate long-term predictions regarding the performance of equities indices, such as the Index, are exceedingly difficult, if not impossible, and, as such, an investment in the Notes subjects you to significant market risk.  Moreover, in contrast to the Notes, which expose investors to full principal risk if the Final Index Level is less than the Final Barrier Level, a majority of instruments with similar maturities to the Notes are principal protected (subject to the creditworthiness of the relevant issuer).  As such, in light of the fact that your principal investment in the Notes is at risk, the Notes are significantly riskier than many other instruments with similar maturities and therefore should not be viewed by investors as being comparable to standard fixed income investments.

•                  The Payment at Maturity of Your Notes is Not Based on the Level of the Index at Any Time Other than the Closing Level on the Final Valuation Date—The Final Index Level of the Index will be based solely on the Index Level on the Final Valuation Date (which will occur approximately ten years following the Original Issue Date).  Therefore, if the Index Level of the Index drops precipitously on the Final Valuation Date, the payment at maturity, if any, that you will receive for your Notes may be significantly less than it would otherwise have been had such payment been linked to the level of the Index prior to such drop.  Please see “Selected Risk Factors—The Payment at Maturity on Your Notes Will Be Based on the Index Level on the Final Valuation Date, Which Occurs Approximately Ten Years After the Original Issue Date” for further discussion on the timing of the observation of the Index Level for purposes of determining the Payment at Maturity, if any.

•                  No Dividend Payments or Voting Rights—As a holder of the Notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of securities composing the Index would have.

•                  The Historical Performance of the Reference Rate and the Index Are Not an Indication of Their Future Performance— The historical performance of the Reference Rate and the Index should not be taken as an indication of their future performance during the term of the Notes.  Changes in the level of the Reference Rate and the Index will affect the value of the Notes, but it is impossible to predict whether such levels will rise or fall.  There can be no assurance that the Final Index Level will be greater than the Final Barrier Level.  Furthermore, the historical performance of the Reference Rate and the Index does not reflect the return the Notes would have had because they do not take into account each other’s performance.

•                  Taxes— The U.S. federal income tax treatment of the Notes is uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  As discussed further in the accompanying prospectus supplement, the Internal Revenue Service issued a notice in 2007 indicating that it and the Treasury Department are actively considering whether, among other issues, you should be required to accrue interest over the term of an instrument such as the Notes at a rate that may exceed the interest payments that you receive on the Notes and whether all or part of the gain you may recognize upon the sale or maturity of an instrument such as the Notes should be treated as ordinary income.  Similarly, the Internal Revenue Service and the Treasury Department have current projects open with regard to the tax treatment of pre-paid forward contracts and contingent notional principal contracts.  While it is impossible to anticipate how any ultimate guidance would affect the tax treatment of instruments such as the Notes (and while any such guidance may be issued on a prospective basis only), such guidance could be applied retroactively and could in any case increase the likelihood that you will be required to accrue income in respect of the Notes in excess of the interest payments you receive on the Notes.  The outcome of this process is uncertain.  In addition, any character mismatch arising from your inclusion of ordinary income in respect of the interest payments and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.  You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.

•                  The Estimated Value of Your Notes Might be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market—The estimated value of your Notes on the pricing date is based on a number of variables, including our internal funding rates.  Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market.  As a result of this difference, the estimated values referenced above may be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

PPS-4

•                  The Estimated Value of Your Notes is Expected to be Lower Than the Initial Issue Price of Your Notes—The estimated value of your Notes on the pricing date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes.  The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost which we may incur in hedging our obligations under the Notes, and estimated development and other costs which we may incur in connection with the Notes.

•                  The Estimated Value of the Notes is Based on Our Internal Pricing Models, Which May Prove to be Inaccurate and May be Different from the Pricing Models of Other Financial Institutions—The estimated value of your Notes on the pricing date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize.  These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions which may be purchasers or sellers of Notes in the secondary market.  As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.  Moreover, at our sole option, we may decide to sell additional Notes after the Original Trade Date.  Our estimated value of the Notes on any subsequent trade date may reflect issue prices, commissions and aggregate proceeds that differ from the amounts set forth in this preliminary pricing supplement and will take into account a number of variables, including prevailing market conditions and our subjective assumptions, which may or may not materialize, on the date that such additional Notes are traded.  As a result of changes in these variables, our estimated value of the Notes on any subsequent trade may differ significantly from our estimated value of the Notes on the Original Trade Date.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Initial Issue Price of Your Notes and Maybe Lower Than the Estimated Value of Your Notes—The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do).  The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes.  Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes.  As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy The Notes in the Secondary Market And the Value We May Initially Use for Customer Account Statements, If We Provide Any Customer Account Statements At All, May Not Be Indicative of Future Prices of Your Notes—Assuming that all relevant factors remain constant after the pricing date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the pricing date, as well as the secondary market value of the Notes, for a temporary period after the original issue date of the Notes.  The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  Many Economic and Market Factors Will Impact the Value of the Notes—In addition to the Reference Rate and the Index Level on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

o                the expected volatility of the Reference Rate and the Index;

o                the time to maturity of the Notes;

o                interest and yield rates in the market generally;

o                the dividend rate on the common stocks underlying the Index;

o                a variety of economic, financial, political, regulatory or judicial events; and

o                our creditworthiness, whether actual or perceived, including actual or anticipated downgrades in our credit ratings.

PPS-5

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

The examples below illustrate the various payments you may receive on the Notes in a number of different hypothetical scenarios.  These examples are only hypothetical and do not indicate the actual payments or return you will receive on the Notes.  The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

HYPOTHETICAL INTEREST RATE AND INTEREST PAYMENT CALCULATIONS

As described above, the Notes will pay interest on each Interest Payment Date at an effective per annum interest rate equal to CPI Performance plus the Spread, subject to the Minimum Interest Rate.  The following illustrates the process by which the interest rate and interest payment amount are determined for any such Interest Period.

Step 1: Calculate CPI Performance for the applicable Interest Payment Date.

As described in the prospectus supplement, for any applicable Interest Payment Date, CPI Performance is equal to the annual percentage change in the CPI (as calculated by the Bureau of Labor Statistics) for the period up to and including the stated calendar month prior to the month of the relevant Interest Payment Date (the Reference Month).

Stated mathematically, CPI Performance will be calculated as follows:

CPI Performance =	CPIF – CPII
CPII

where,

CPIF = the CPI level for the applicable Reference Month; and

CPII = the CPI level for the month one year prior to the applicable Reference Month.

For example, if the Reference Month is specified as the third calendar month prior to the month of the relevant Interest Payment Date, then for an Interest Payment Date in June 2015, the applicable Reference Month would be March 2015, and CPI Performance would equal the annual percentage change in the CPI from the March 2014 to March 2015. Similarly, for an Interest Payment Date in March 2016, the applicable Reference Month would be December 2015, and CPI Performance would equal the annual percentage change in the CPI from the December 2014 to December 2015.

The following two examples illustrate how a hypothetical CPI Performance would be calculated for an Interest Payment Date in November 2014, assuming a Reference Month that is the third month prior, in this case August 2014:

Example 1: Assuming a hypothetical CPI level of 204 for August 2013 and 208 for August 2014, CPI Performance for November 2014 would be 1.96%, calculated as follows:

208 – 204	= 1.96%
204

Example 2: Assuming a hypothetical CPI level of 204 for August 2013 and 199 for August 2014, CPI Performance for November 2014 would be -2.45%, calculated as follows:

199 – 204	= –2.45%
204

Step 2: Calculate the per annum interest rate for each Interest Payment Date.

The per annum interest rate for any applicable Interest Payment Date payable equals CPI Performance, determined as described above, plus the Spread.  In each case, the applicable per annum interest rate for any Interest Payment Date will not be less than the Minimum Interest Rate.

Step 3: Calculate the interest payment amount payable for each Interest Payment Date.

For each Interest Period, once the Calculation Agent has determined the applicable per annum Interest Rate, the Calculation Agent will calculate the effective interest rate for that Interest Period by multiplying the per annum Interest Rate determined for that Interest Period by the applicable day count fraction.  The resulting effective interest rate is then multiplied by the relevant principal amount of the Notes to determine the actual interest amount payable on the related Interest Payment Date.

PPS-6

Example Interest Rate and Interest Payment Calculations

The following examples illustrate how the per annum interest rate and interest payment amounts would be calculated for a given Interest Period for which interest is linked to CPI Performance, under different CPI level and CPI Performance scenarios.  For purposes of these examples, we have assumed a CPI level of 208 for the month one year prior to the Reference Month for the relevant Interest Payment Date. The following examples are based on the Minimum Interest Rate of 0.00% and the Spread of 2.50%.  We have further assumed that the Notes have monthly Interest Payment Dates.  Numbers in the table below have been rounded for ease of analysis. These examples do not take into account any tax consequences from investing in the Notes.

CPI Level for the relevant Reference Month	CPI Performance	Interest Rate per annum (Spread)[1]	Effective Interest Rate (Spread)[4]	Interest Payment Amount per $1,000 Note (Spread)[2]

198	-4.808%	0.000%[3]	0.000%	$0.00
200	-3.846%	0.000%[3]	0.000%	$0.00
204	-1.923%	0.577%	0.048%	$0.48
206	-0.962%	1.538%	0.128%	$1.28
208	0.000%	2.500%	0.208%	$2.08
210	0.962%	3.462%	0.288%	$2.88
212	1.923%	4.423%	0.369%	$3.69
214	2.885%	5.385%	0.449%	$4.49
216	3.846%	6.346%	0.529%	$5.29
218	4.808%	7.308%	0.609%	$6.09
220	5.769%	8.269%	0.689%	$6.89
222	6.731%	9.231%	0.769%	$7.69

1.                    Interest rate per annum = CPI Performance + the Spread (2.50%).

2.                    Interest payment amount equals the principal amount times the effective interest rate.

3.                    Where the per annum interest rate, calculated as the CPI Performance + the Spread (2.50%),  is less than the Minimum Interest Rate of 0.00%, the per annum interest rate is set equal to the Minimum Interest Rate.

4.                    Effective interest rate equals the interest rate per annum multiplied by the day count (30/360).

PPS-7

Example 1: If CPI Performance for the relevant Interest Payment Date is equal to 1.923%, the applicable per annum interest rate for that Interest Payment Date would be equal to CPI Performance plus  the Spread or 4.423%.

Based on the per annum interest rates determined per the above, you would receive an interest payment of $3.69 per $1,000 Note on the Interest Payment Date, calculated as follows:

For Notes paying CPI Performance + the Spread:

Effective Interest Rate = 4.423% x (30/360) = 0.369%

Interest Payment = $1,000 x 0.369% = $3.69

Example 2: If CPI Performance for the relevant Interest Payment Date is equal to -3.850%, the applicable per annum interest rate for that Interest Payment Date would be equal to CPI Performance plus the Spread or -1.350%.  Since the per annum interest rate so determined is less than the specified Minimum Interest Rate of 0.00%, the applicable per annum interest rate would be set equal to the Minimum Interest Rate of 0.00%, and you would receive no interest payment on the related monthly Interest Payment Date (the interest payment would be $0).

HYPOTHETICAL PAYMENT AT MATURITY (excludes any Interest Payment payable at maturity)

The following illustrate the hypothetical amounts payable at maturity.  The hypothetical payment at maturity examples set forth below are for illustrative purposes only and may not be the actual payment at maturity applicable to a purchaser of the Notes.  The numbers appearing in the following table have been rounded for ease of analysis.  Note that, for purposes of the hypothetical payment at maturity calculations set forth below, we are assuming that (i) the Initial Index Level is 1,161.09, and (ii) the Final Barrier Level with respect to the Index is 580.54 (the Initial Index Level multiplied by 50.00%, rounded down to the nearest hundredth).  The hypothetical examples set forth below do not take into account any tax consequences from investing in the Notes.

The payment at maturity, in addition to any final interest payment, will depend on whether the Final Index Level is greater than or equal to or less than the Final Barrier Level.  You will receive (subject to our credit risk) a payment at maturity equal to the principal amount of your Notes only if the Final Index Level is greater than or equal to the Final Barrier Level.

PPS-8

If the Final Index Level is less than the Final Barrier Level, you will receive (subject to our credit risk) a payment at maturity that is less, and possibly significantly less, than the principal amount of your Notes, calculated by the Calculation Agent as an amount equal to (a) $1,000 plus (b) (i) $1,000 times (ii) the Index Return.  As such, if the Final Level of the Index has depreciated by more than 50.00% relative to its Initial Level, you may lose some or all of the principal amount of your Notes at maturity.

Final Index Level	Index Return	Payment at Maturity*
2,322.18	100.00%	$1,000.00
2,206.07	90.00%	$1,000.00
2,089.96	80.00%	$1,000.00
1,973.85	70.00%	$1,000.00
1,857.74	60.00%	$1,000.00
1,741.64	50.00%	$1,000.00
1,625.53	40.00%	$1,000.00
1,509.42	30.00%	$1,000.00
1,393.31	20.00%	$1,000.00
1,277.20	10.00%	$1,000.00
1,219.14	5.00%	$1,000.00
1,161.09	0.00%	$1,000.00
1,103.04	-5.00%	$1,000.00
1,044.98	-10.00%	$1,000.00
986.93	-15.00%	$1,000.00
928.87	-20.00%	$1,000.00
870.82	-25.00%	$1,000.00
812.76	-30.00%	$1,000.00
696.65	-40.00%	$1,000.00
638.60	-45.00%	$1,000.00
580.54	-50.00%	$1,000.00
464.44	-60.00%	$400.00
348.33	-70.00%	$300.00
232.22	-80.00%	$200.00
116.11	-90.00%	$100.00
0.00	-100.00%	$0.00

*Per $1,000 principal amount Note (excludes any Interest Payment payable at maturity)

Hypothetical Examples of Amounts Payable at Maturity

The following examples illustrate how the Payments at Maturity set forth in the table above are calculated.

Example 1: The Index Level increases from an Initial Index Level of 1,161.09 to a Final Index Level of 1973.85.
Because the Final Index Level of 1,973.85 (representing an increase of 70.00%) is greater than the Initial Index Level of 1,161.09, the investor receives a payment at maturity of $1,000 per $1,000 principal amount Note.

Example 2: The Index Level decreases from an Initial Index Level of 1,161.09 to a Final Index Level of 1,044.98.

The Final Index Level of 1,044.98 (representing a decline of -10.00% from the Initial Level) is less than the Initial Index Level of 1,161.09, but greater than the Final Barrier Level of 580.54.  As such, the investor will receive a Payment at Maturity of $1,000 per $1,000 principal amount Note.

Example 3: The Index decreases from an Initial Index Level of 1,161.09 to a Final Index Level of 348.33.

The Final Index Level of 348.33 (representing a decline of -70.00% from the Initial Index Level) is less than the Final Barrier Level of 580.54.  As such, the investor will receive a Payment at Maturity of $300.00 per $1,000 principal amount Note calculated as follows:

$1,000 + [$1,000 x Index Return]

$1,000 + [$1,000 x -70.00] = $300.00

PPS-9

INFORMATION RELATING TO THE INDEX

As noted above, the Index consists of 500 component stocks selected to provide a performance benchmark for the U.S. equity markets.  For more information about the Index, see “Non-Proprietary Indices—Equity Indices—RUSSELL 2000® Index” in this accompanying index supplement.

HISTORICAL INFORMATION RELATING TO THE INDEX

The following graph sets forth the historical performance of the Index from January 2, 2008 to December 27, 2013.  The closing level of the Index on December 27, 2013 was 1,161.09.  The past historical performance of the Index should not be taken as an indication of future performance, and we cannot give you any assurance that the Index Level will be higher than the Barrier Level on the Final Valuation Date.  We obtained the information in the graph below from Bloomberg, without independent verification.  Historical Performance is not indicative of future performance.

We obtained the Russell 2000® Index closing levels above from Bloomberg, L.P, without independent verification. The historical levels of the Russell 2000® Index should not be taken as an indication of future performance, and no assurance can be given as to the Closing Level of the Russell 2000® Index on any Scheduled Trading Day, including the Final Valuation Date.  We cannot give you assurance that the performance of the Russell 2000® Index will result in the return of any of your principal.

PPS-10

HISTORICAL INFORMATION FOR THE REFERENCE RATE

The following table sets forth historical CPI levels and CPI growth for the months indicated in 2008 through 2013.  Historical CPI levels and growth should not be taken as an indication of future levels or percentage increases or decreases of the Reference Rate, and no assurance can be given that the Reference Rate will increase sufficiently to cause the holders of Notes to receive interest payments on each or any Interest Payment Date.  Historical Performance is not indicative of future performance.

	2008		2009		2010		2011		2012		2013
	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*	Level	Growth*
January	211.1	4.28%	211.1	0.03%	216.7	2.63%	220.2	1.63%	226.7	2.93%	230.3	1.59%
February	211.7	4.03%	212.2	0.24%	216.7	2.14%	221.3	2.11%	227.7	2.87%	232.2	1.98%
March	213.5	3.98%	212.7	-0.38%	217.6	2.31%	223.5	2.68%	229.4	2.65%	232.8	1.47%
April	214.8	3.94%	213.2	-0.74%	218.0	2.24%	224.9	3.16%	230.1	2.30%	232.5	1.06%
May	216.6	4.18%	213.9	-1.28%	218.2	2.02%	226.0	3.57%	229.8	1.70%	232.9	1.36%
June	218.8	5.02%	215.7	-1.43%	218.0	1.05%	225.7	3.56%	229.5	1.66%	233.5	1.75%
July	220.0	5.60%	215.4	-2.10%	218.0	1.24%	225.9	3.63%	229.1	1.41%	233.6	1.96%
August	219.1	5.37%	215.8	-1.48%	218.3	1.15%	226.5	3.77%	230.4	1.69%	233.9	1.52%
September	218.8	4.94%	216.0	-1.29%	218.4	1.14%	226.9	3.87%	231.4	1.99%	234.1	1.18%
October	216.6	3.66%	216.2	-0.18%	218.7	1.17%	226.4	3.53%	231.3	2.16%	233.5	0.96%
November	212.4	1.07%	216.3	1.84%	218.8	1.14%	226.2	3.39%	230.2	1.76%	233.1	1.24%
December	210.2	0.09%	215.9	2.72%	219.2	1.50%	225.7	2.96%	229.6	1.74%	–	–

*               “Growth” means the annual percentage change in the level of the CPI (that is, for CPI in any month of any year, the percentage change relative to the same month in the preceding year).

Source: Bureau of Labor Statistics website.

PPS-11

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The material tax consequences of your investment in the Notes are summarized below.  The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement.  Except as noted under “Non-U.S. Holders” below, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement (for example, except as described under “Non-U.S. Holders” below, if you did not purchase your Notes in the initial issuance of the Notes).

The U.S. federal income tax consequences of your investment in the Notes are uncertain and the Internal Revenue Service could assert that the Notes should be taxed in a manner that is different than described below.  Pursuant to the terms of the Notes, Barclays Bank PLC and you agree, in the absence of a change in law or an administrative or judicial ruling to the contrary, to characterize your Notes as a pre-paid income-bearing derivative contract with respect to the Index.

If your Notes are properly treated as a pre-paid income-bearing derivative contract, it would be reasonable (i) to treat any interest payments you receive on the Notes as items of ordinary income taxable in accordance with your regular method of accounting for U.S. federal income tax purposes and (ii) to recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference (if any) between the amount you receive at such time  and your basis in the Notes for U.S. federal income tax purposes.  Except as described below, such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year.  However, it is possible that you should recognize ordinary income upon the sale of your Notes to the extent of the portion of the sale proceeds that relates to accrued interest payments that you have not yet included in ordinary income.  Any character mismatch arising from your inclusion of ordinary income in respect of the interest payments and capital loss (if any) upon the sale or maturity of your Notes may result in adverse tax consequences to you because an investor’s ability to deduct capital losses is subject to significant limitations.

In the opinion of our special tax counsel, Sullivan & Cromwell LLP, it would be reasonable to treat your Notes in the manner described above.  This opinion assumes that the description of the terms of the Notes in this preliminary pricing supplement is materially correct.

NO STATUTORY, JUDICIAL OR ADMINISTRATIVE AUTHORITY DIRECTLY DISCUSSES HOW YOUR NOTES SHOULD BE TREATED FOR U.S. FEDERAL INCOME TAX PURPOSES. AS A RESULT, THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF YOUR INVESTMENT IN THE NOTES ARE UNCERTAIN. ACCORDINGLY, WE URGE YOU TO CONSULT YOUR TAX ADVISOR AS TO THE TAX CONSEQUENCES OF INVESTING IN THE NOTES.

Alternative Treatments. As discussed further in the accompanying prospectus supplement, the Treasury Department and the Internal Revenue Service are actively considering various alternative treatments that may apply to instruments such as the Notes, possibly with retroactive effect.  Other alternative treatments for your Notes may also be possible under current law.  For example, it is possible that the Notes could be treated as debt instruments subject to the special tax rules governing contingent payment debt instruments. Under the contingent payment debt instrument rules, you generally would be required to accrue interest on a current basis in respect of the Notes over their term based on the comparable yield and projected payment schedule for the Notes and pay tax accordingly, even though these amounts may exceed the interest payments that are made on the Notes.  You would also be required to make adjustments to your accruals if the actual amounts that you receive in any taxable year differ from the amounts shown on the projected payment schedule.  In addition, any gain you may recognize on the sale or maturity of the Notes would be taxed as ordinary interest income and any loss you may recognize on the sale or maturity of the Notes would generally be ordinary loss to the extent of the interest you previously included as income without an offsetting negative adjustment and thereafter would be capital loss.  You should consult your tax advisor as to the special rules that govern contingent payment debt instruments.

It is also possible that your Notes could be treated as an investment unit consisting of (i) a debt instrument that is issued to you by us and (ii) a put option in respect of the Index that is issued by you to us.  You should consult your tax advisor as to the possible consequences of this alternative treatment.

For a further discussion of the tax treatment of your Notes and the interest payments to be made on the Notes as well as other possible alternative characterizations, please see the discussion under the heading “Certain U.S. Federal Income Tax Considerations—Certain Notes Treated as Forward Contracts or Derivative Contracts” in the accompanying

PPS-12

prospectus supplement. You should consult your tax advisor as to the possible alternative treatments in respect of the Notes.  For additional, important considerations related to tax risks associated with investing in the Notes, you should also examine the discussion in “Selected Risk Factors—Taxes”, in this preliminary pricing supplement.

Non-U.S. Holders.  Barclays currently does not withhold on payments to non-U.S. holders in respect of instruments such as the Notes.  However, if Barclays determines that there is a material risk that it will be required to withhold on any such payments, Barclays may withhold on any interest payments at a 30% rate, unless you have provided to Barclays (i) a valid Internal Revenue Service Form W-8ECI or (ii) a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding.  If Barclays elects to withhold and you have provided Barclays with a valid Internal Revenue Service Form W-8BEN claiming tax treaty benefits that reduce or eliminate withholding, Barclays may nevertheless withhold up to 30% on any interest payments it makes to you if there is any possible characterization of the payments that would not be exempt from withholding under the treaty.  Non-U.S. holders will also be subject to the general rules regarding information reporting and backup withholding as described under the heading “Certain U.S. Federal Income Tax Considerations—Information Reporting and Backup Withholding” in the accompanying prospectus supplement.

The following replaces the discussion of Section 871(m) in the accompanying prospectus supplement under “Certain U.S. Federal Income Tax Considerations—Tax Treatment of Non-U.S. Holders.”  Pursuant to regulations proposed by the Internal Revenue Service and the Treasury Department under Section 871(m) of the Internal Revenue Code, payments on financial instruments (such as the Notes) that reference underlying securities that are equity interests in U.S. corporations could be treated, in whole or in part depending on the circumstances, as dividend equivalents that are subject to tax at a rate of 30% (or a lower rate under the dividend provision of an applicable treaty), which would be satisfied by withholding.  This withholding may be required even in the absence of any dividend-linked payments pursuant to the instrument.  This withholding tax would only apply with respect to payments made on or after the later of January 1, 2016 and the date these regulations are published in final form.  In addition, this withholding tax would only apply to instruments acquired on or after March 5, 2014, and therefore such tax would not apply to initial purchasers of Notes.  The proposed regulations would exempt from this withholding financial instruments that reference certain “qualified indices.”  Although the matter is not entirely clear, it is likely that the Index would be treated as a qualified index for these purposes, in which case payments on your Notes would not be subject to withholding tax under Section 871(m) of the Internal Revenue Code. However, the application of the proposed regulations to the Index is not entirely clear, and it is possible that the regulations, when finalized, will provide for the application of Section 871(m) of the Internal Revenue Code to instruments (such as your Notes) that reference the Index. If you purchase the Notes on or after March 4, 2014, you should consult your tax advisor concerning the potential application of these regulations to any payments you receive with respect to your Notes.

PPS-13

CERTAIN EMPLOYEE RETIREMENT INCOME SECURITY ACT CONSIDERATIONS

Your purchase of a Note in an Individual Retirement Account (an “IRA”), will be deemed to be a representation and warranty by you, as a fiduciary of the IRA and also on behalf of the IRA, that (i) neither the issuer, the placement agent nor any of their respective affiliates has or exercises any discretionary authority or control or acts in a fiduciary capacity with respect to the IRA assets used to purchase the Note or renders investment advice (within the meaning of Section 3(21)(A)(ii) of the Employee Retirement Income Security Act (“ERISA”)) with respect to any such IRA assets and (ii) in connection with the purchase of the Note, the IRA will pay no more than “adequate consideration” (within the meaning of Section 408(b)(17) of ERISA) and in connection with any redemption of the Note pursuant to its terms will receive at least adequate consideration, and, in making the foregoing representations and warranties, you have (x) applied sound business principles in determining whether fair market value will be paid, and (y) made such determination acting in good faith.

For additional ERISA considerations, see “Employee Retirement Income Security Act” in the prospectus supplement.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes.  The Agent will commit to take and pay for all of the Notes, if any are taken.

Delivery of the Notes of a particular series may be made against payment for the Notes more than three business days following the pricing date for those Notes (that is, a particular series of Notes may have a settlement cycle that is longer than “T+3”).  For considerations relating to an offering of Notes with a settlement cycle longer than T+3, see “Plan of Distribution” in the prospectus supplement.

PPS-14

US$

BARCLAYS BANK PLC

PRINCIPAL AT RISK CAPPED FLOATING RATE NOTES DUE JANUARY 24, 2024

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED JULY 19, 2013, THE PROSPECTUS SUPPLEMENT

DATED JULY 19, 2013 AND THE INDEX SUPPLEMENT DATED JULY 19, 2013)